FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of May 2024

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Supplement for Financial Highlights – Year ended March 31, 2024

The registrant hereby incorporates Exhibit 1 to this report on Form 6-K by reference in the prospectus that is part of the Registration Statement on Form F-3 (Registration No. 333-273353) of the registrant and Nomura America Finance, LLC, filed with the Securities and Exchange Commission on July 20, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: May 14, 2024	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

Presentation of Financial and Other Information

As used in this Form 6-K, references to “Nomura” are to Nomura Holdings, Inc. and its consolidated entities. References to “NHI” are to Nomura Holdings, Inc.

Unless otherwise stated, references in this Form 6-K to “yen” are to Japanese yen. Amounts shown in this Form 6-K have been rounded to the nearest indicated digit unless otherwise specified. In tables and paragraphs with rounded figures, sums may not add up due to rounding.

Except as otherwise indicated, all financial information with respect to Nomura presented in this Form 6-K is presented on an unaudited consolidated basis in accordance with U.S. generally accepted accounting principles.

Supplement for Financial Highlights—Year ended March 31, 2024

Nomura reported net revenue of 1,562.0 billion yen for the fiscal year ended March 31, 2024, an increase of 17.0% from the previous year. Non-interest expenses increased by 8.6% from the previous year to 1,288.2 billion yen. Income before income taxes was 273.9 billion yen and net income attributable to NHI shareholders was 165.9 billion yen for the fiscal year ended March 31, 2024. Basic-Net income attributable to NHI shareholders per share was 54.97 yen and Diluted-Net income attributable to NHI shareholders per share was 52.69 yen. Return on shareholders’ equity was 5.1%.

i.)	Financial Position

As of March 31, 2024, Nomura’s main balance sheet indicators were as follows:

•	Total assets: 55.1 trillion yen (an increase of 7.4 trillion yen compared to March 31, 2023 due mainly to an increase in Trading assets)

•	Total liabilities: 51.7 trillion yen (an increase of 7.2 trillion yen compared to March 31, 2023 due mainly to an increase in Securities sold under agreements to repurchase)

•	Total equity: 3.4 trillion yen (an increase of 0.2 trillion yen compared to March 31, 2023 due mainly to an increase in Accumulated other comprehensive income)

•	Total NHI shareholders’ equity: 3.4 trillion yen

As of March 31, 2024, Nomura’s capital-related indicators were as follows1:

•	Tier 1 Capital: 3,465 billion yen (3,204 billion yen as of March 31, 2023)

•	Tier 2 Capital: 0.4 billion yen (0.4 billion yen as of March 31, 2023)

•	Total Capital: 3,465 billion yen (3,204 billion yen as of March 31, 2023)

•	Tier 1 Capital ratio: 18.2% (18.4% as of March 31, 2023)

•	Common Equity Tier 1 Capital ratio: 16.2% (16.3% as of March 31, 2023)

•	Consolidated Capital Adequacy ratio: 18.2% (18.4% as of March 31, 2023)

•	Consolidated Leverage ratio (Tier 1 capital divided by exposure (the sum of on-balance sheet exposures and off-balance sheet items)): 5.24% (5.63% as of March 31, 2023)

•	Risk weighted assets: 19,025 billion yen (an increase from 17,324 billion yen as of March 31, 2023 due mainly to an increase of Credit risk)

[1]

Ratios and figures in this paragraph represent preliminary estimates as of the date of this supplement release and may be revised in Nomura’s Annual Report on Form 20-F for the year ended March 31, 2024.

NHI has been assigned as a Final Designated Parent Company who must calculate a consolidated capital adequacy ratio according to the “Establishment of standards on sufficiency of capital stock of a final designated parent company and its subsidiary entities, etc. compared to the assets held thereby” (2010 FSA Regulatory Notice No. 130; “Capital Adequacy Notice on Final Designated Parent Company”). Since then, the Capital Adequacy Notice on Final Designated Parent Company has been revised to be in line with Basel 2.5 and Basel III.

Since its designation as a Final Designated Parent Company in April 2011, NHI has been calculating its consolidated capital adequacy ratio according to the Capital Adequacy Notice on Final Designated Parent Company and, from the end of March 2013, according to a Basel III-based consolidated capital adequacy ratio.

ii.)	Value at Risk

Value at risks as of March 31, 2024 was 5.5 billion yen, 11.3% decrease compared to March 31, 2023. Value at risk is defined at 95% confidence level. The time horizon for our outstanding portfolio is 1 day. Inter-product price fluctuations are considered.

iii.)	Number of Employees

As of March 31, 2024, Nomura had 26,853 employees globally (Japan: 14,872, Europe: 3,053, Americas: 2,440, Asia-Pacific (including Powai office in India): 6,488).

The fiscal year ended March 31, 2024—Business Highlights

Business Segment Information

Retail

Results of operation

	Billions of yen		% Change
	For the year ended
	March 31, 2023 (A)	March 31, 2024 (B)	(B-A)/(A)
Net revenue	300.2	402.4	34.0
Non-interest expenses	266.7	279.7	4.9

Income (loss) before income taxes	33.5	122.7	266.2

Net revenue for the year ended March 31, 2024 increased from the previous year primarily due to progress in stabilizing our earnings structure with higher recurring revenue from shift to asset management recurring business and lower cost base.

KPIs

	Trillions of yen		% Change
	March 31, 2023 (A)	March 31, 2024 (B)	(B-A)/(A)
Recurring revenue assets	18.7	23.0	23.0

	Billions of yen, except for number of flow business clients		% Change
	For the year ended		(B-A)/(A)
	March 31, 2023 (A)	March 31, 2024 (B)
Net inflows of recurring revenue assets	333.7	317.4	(4.9)
Flow business clients (thousands)	1,446	1,692	17.0

	Thousands		% Change
	March 31, 2023 (A)	March 31, 2024 (B)	(B-A)/(A)
Services for salaried employees	3,489	3,627	4.0

Investment Management

Results of operation

	Billions of yen		% Change
	For the year ended
	March 31, 2023 (A)	March 31, 2024 (B)	(B-A)/(A)
Net revenue	128.6	154.1	19.9
Non-interest expenses	85.1	93.9	10.4

Income (loss) before income taxes	43.5	60.2	38.4

Net revenue increased primarily due to stable business revenue by net inflows of 3.8 trillion yen and assets under management of 89 trillion yen both trending above FY2024/25 KPI targets; Investment gain/loss doubled YoY.

The breakdown of net revenue for Investment Management is as follows:

	Billions of yen		% Change
	For the year ended
	March 31, 2023 (A)	March 31, 2024 (B)	(B-A)/(A)
Business revenue(1)	120.7	137.2	13.7
Investment gain/ loss(2)	7.9	16.9	113.9

Net revenue	128.6	154.1	19.8

(1)

Consists of division revenue, other than investment gain/loss, including revenue generated by our asset management business (excluding gains and losses related to our investment in American Century Investments), revenues generated by Nomura Babcock & Brown Co., Ltd.’s aircraft leasing related businesses and management fee revenues generated from our private equity and other investment businesses.

(2)

Consists of division revenue attributable to investments (including fair value fluctuations, funding cost and dividends), including gains and losses related to our investment in American Century Investments and our investments held in our private equity and other investment businesses.

KPIs

	Trillions of yen		% Change
	March 31, 2023 (A)	March 31, 2024 (B)	(B-A)/(A)
Asset Under Management	67.3	89.0	32.2

	Billions of yen		% Change
	For the year ended
	March 31, 2023 (A)	March 31, 2024 (B)	(B-A)/(A)
Net inflows	(760)	3,760	—

Wholesale

Results of operation

	Billions of yen		% Change
	For the year ended
	March 31, 2023 (A)	March 31, 2024 (B)	(B-A)/(A)
Net revenue	772.4	866.1	12.1
Non-interest expenses	743.0	812.2	9.3
Income (loss) before income taxes	29.4	53.9	83.6

The breakdown of net revenue for Wholesale is as follows:

	Billions of yen		% Change
	For the year ended
	March 31, 2023 (A)	March 31, 2024 (B)	(B-A)/(A)
Fixed Income	402.4	420.3	4.4
Equities	253.9	286.8	13.0

Global Markets	656.3	707.1	7.7
Investment Banking	116.1	159.0	37.0

Net revenue	772.4	866.1	12.1

Global Markets net revenue increased on improved performance in Spread Products and Equity Products. Investment Banking reported revenue growth across all businesses, notably in Japan-related ECM and Advisory.

KPIs

	Three months ended
	June 30,	September 30,	December 31,	March 31,
Cost-to-income ratio
2022/23	87%	90%	101%	108%
2023/24	99%	96%	89%	92%
Revenue/modified RWA
2022/23	7.3%	7.1%	5.9%	5.8%
2023/24	6.2%	6.4%	6.7%	7.9%

Other Operating Results

	Billions of yen		% Change
	For the year ended
	March 31, 2023 (A)	March 31, 2024 (B)	(B-A)/(A)
Net revenue	164.7	149.7	(9.1)
Non-interest expenses	91.3	102.3	12.0

Income (loss) before income taxes	73.4	47.4	(35.4)

Segment Information—Operating Segment

The following table shows business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen		% Change
	For the year ended
	March 31, 2023 (A)	March 31, 2024 (B)	(B-A)/(A)
Net revenue
Business segment information:
Retail	300,191	402,361	34.0
Investment Management	128,559	154,143	19.9
Wholesale	772,380	866,147	12.1

Subtotal	1,201,130	1,422,651	18.4
Other	164,718	149,690	(9.1)

Net revenue	1,365,848	1,572,341	15.1

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(30,271)	(10,341)	—

Net revenue	1,335,577	1,562,000	17.0

Non-interest expenses
Business segment information:
Retail	266,695	279,682	4.9
Investment Management	85,064	93,945	10.4
Wholesale	743,011	812,236	9.3

Subtotal	1,094,770	1,185,863	8.3
Other	91,333	102,287	12.0

Non-interest expenses	1,186,103	1,288,150	8.6

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Non-interest expenses	1,186,103	1,288,150	8.6

Income (loss) before income taxes
Business segment information:
Retail	33,496	122,679	266.2
Investment Management	43,495	60,198	38.4
Wholesale	29,369	53,911	83.6

Subtotal	106,360	236,788	122.6
Other*	73,385	47,403	(35.4)

Income (loss) before income taxes	179,745	284,191	58.1

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(30,271)	(10,341)	—

Income (loss) before income taxes	149,474	273,850	83.2

* Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other”.

The following table presents the major components of income (loss) before income taxes in “Other”.

	Millions of yen		% Change
	For the year ended
	March 31, 2023 (A)	March 31, 2024 (B)	(B-A)/(A)
Net gain (loss) related to economic hedging transactions	(4,846)	2,021	—
Realized gain (loss) on investments in equity securities held for operating purposes	28,385	21,027	(25.9)
Equity in earnings of affiliates	47,744	46,420	(2.8)
Corporate items	(12,590)	(11,997)	—
Other	14,692	(10,068)	—

Total	73,385	47,403	(35.4)

Disclaimers

•	This document is produced by Nomura. Copyright 2024 Nomura Holdings, Inc. All rights reserved.

•

Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

•

No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

•

The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

•

This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only Nomura’s belief regarding future events, many of which, by their nature, are inherently uncertain and outside Nomura’s control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

•

The audit process of the consolidated financial statements for this fiscal year has not been completed by the independent auditors at the point of disclosing this Supplement for Financial Highlights. As a result of such audit, certain of the information set forth herein could be subject to revision, possibly material, in Nomura’s Annual Report on Form 20-F for the year ended March 31, 2024.

•	This document should be read together with and is qualified in its entirety by reference to Nomura’s Annual Report on Form 20-F for the fiscal year ended March 31, 2023.